Pendram

Software Hardware Technology Ecommerce B2C

A Technology Company Solving Critical Safety and Preservation Challenges

PENDRAM.COM SAN DIEGO CALIFORNIA





Many storage applications require optimum humidity, temperature and air flow to achieve long term positive results. There was a need for a miniaturized smart atmospheric control technology that can benefit multiple industries.

Mary June Makoul CEO and Co-Founder @ Pendram

Why you may want to support us...

1. Seasoned team with successful and proven track record of delivering fast cash exits for Investors.
2. Totally unique and compelling "Smart" product line based on core, patent pending technology.
3. Clear need and demonstrated demand for a high tech solution. Huge market potential.
4. Flagship "Smart-Lid" Product chosen as Tommy Chong favorite for 2020 with strong demand.

Why investors ❤ us

WE'VE RAISED $255,500 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mary June Makoul

CEO and Co-Founder

25+ years of high tech management and marketing with numerous awards and accolades for innovation in branding and new product innovation.



Jon Siann

CTO

Previous company generated $24M cash exit leveraging less than $2.8M in Angel investments in less than 15 months.

Downloads

Pendram Teaser August 2020.pdf

High Tech Smart Storage Solutions

Pendram

CREATING THE PERFECT ATMOSPHERE

Creating a new category of products that solve critical quality, safety and preservation challenges for multiple industries through proprietary, miniaturized Intelligent Atmospheric Control (IAC) Technology.


Pendram
CREATING THE PERFECT ATMOSPHERE
INTELLISPHERE IAC
Intelligent Atmospheric Control
HUMIDITY · TEMPERATURE - AIR FLOW
Cannabis/Tobacco/Cigars
Food/Pantry
Breast Milk
SMART-LID
CULINARY VISION
Smart-milk
Redefining the Breast Milk Experience


CULINARY VISION
Introducing...
The Counter Cave
Creating the Perfect Atmosphere - Culinary, Pantry
Culinary Vision
The Counter Cave creates the perfect atmosphere and replicates the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors. Patent Pending.
FIND OUT MORE


CULINARY VISION
Groundbreaking Technology
Creates the perfect atmosphere and replicate the unique conditions found in Artisanal Cheese-Aging Caves to achieve sharper, more complex flavors.


Smart-milk
Redefining the Breast Milk Experience


HOME
WHY SMART-LID
BUY NOW!
SMART-LID
MOBILE APP
CONTACT US
MORE
1-833-STOR-420
CURE,
DRY & STORE
"In The Perfect Atmosphere"
The Only High Tech Solution For
Precise Cannabis Storage!
BUY ONE GET ONE FREE FOR A LIMITED TIME!


SMART-LID
The Only High TechSolution For
Precise Cannabis Storage!
Dries, Cures & Stores
"In the Perfect Atmosphere"
Automated & Odor Free...
www.smart-lids.com


Tommy Chong Partnership and Celebrity Endorsements
• Smart-Lid was chosen as a Tommy Chong FAVORITE for 2020
• Tommy Chong Smart-Lid Social Media Blitz Campaign – $2,500 likes in one day
• Follow-up video campaign Q3/Q4 - Press Release, Social Media Ads, Celebrity Influencers
Strategic Partnerships In Development:
W W F
VETERANS
WOUNDED WARRIOR PROJECT
SMART-LID
Drys, Cures and Stores
In the Perfect Atmosphere
Automated & Odor Free!
A Tommy Chong Favorite for 2020
BUY ONE GET ONE FREE
FEATURES & BENEFITS
Protects Delicate Terpenes and Cannabinoids
Controls All Features Remotely By Smartphone
Child, Theft and Tamper Resistant Locking System
Set Access Permissions For Select Family and Friends
Monitor Supply With Internal Light and Camera
Set Custom Code Action Alerts
Non Stick Rainbow Metallic Finish
6 Color Coded Flashing Rim Light Alerts
3 Month Rechargeable Battery
www.smart-lids.com
The ONLY High Tech solution that takes the guesswork out of precise storage ensuring your cannabis & hemp are always "In The Perfect Atmosphere"


SMART WARDEN
Perfecting Quality, Efficiency & Predictability
August 07 2019
9:15 am
RH
55%
metrc
Sync Status
Temperature
74°F
Security Alarm
System Log
Alerts
GPS Track & Trace Map
Menu
ERP
Sync Status
Settings
Menu
Permissions
Camera
Power
History
• Initial Design Complete
• Provisional Patent Filed
• Projected shipping 2021
• Target $399 - GM 75%
• Target $10 Per Unit Monthly Service Revenue - GM 95%
5"
5"
PATENT PENDING


CREATING THE PERFECT ATMOSPHERE WITH PRECISE MONITORING FROM ANYWHERE IN THE WORLD!
CIGAR
WARDEN


Milestones and Achievements
TRACTION & DEFENSIBILITY
PATENT PENDING
SMART-LID
SMART WARDEN
SMART-BUDDY
• DIY GROW KIT •
Technology Proven 2017-2018
Over $360K from Founders, Friends & Family
Smart-Lid™ Prototype Complete
Smart-Stor™ Connect App Complete
Names, Slogans, Logos Copyrighted & Trademarked
Pre-Orders Received Q2 2020
Chong Launch Smart-Lid Q2 2020
Patent Coverage Expected 2021
COPYRIGHT
4 Full Utility Patents Filed on IAC technology
SMART

Investor Q&A

— COLLAPSE ALL

What does your company do?

Pendram's proprietary patent pending smart technology called Intellisphere IAC creates the perfect atmosphere and sets a new standard for precise storage conditions with smart flexible control from anywhere. Pendram's business model is innovation and a mission to protect, preserve and optimize the long-term quality of perishables.

Where will your company be in 5 years?

Successful exit with lucrative investor returns, although this cannot be guaranteed.

Why did you choose this idea?

Many storage applications require optimum humidity, temperature and air flow to achieve long term positive results. There was a need for a miniaturized smart atmospheric control technology that can benefit multiple industries.

How far along are you? What's your biggest obstacle?

Technology has been proven in the lab and is patent pending, Initial prototype complete, Smart App complete, Pre-orders received, Sourcing and Distribution set. Biggest obstacle is funds needed to go to finalize design, go to production and fulfill pre-orders and distribution expectations.

Who competes with you? What do you understand that they don't?

No miniaturized solutions on the market today that can add and subtract moisture using distilled water only to maintain the perfect conditions for multiple applications. Current solutions use harmful chemicals which interfere with the integrity of stored products and are an environmental hazard.

How will you make money?

Product sales and recurring service and marketing revenue from the companion applications that go along with product.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The standard risks associated with bringing a hardware consumer product from prototype to volume production.